Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended
(Dollars in Millions)	Jul 1, 2017	Jul 2, 2016
Earnings[1]	$8,443	$4,229
Adjustments:
Add - Fixed charges	457	461
Subtract - Capitalized interest	(136)	(46)
Earnings and fixed charges (net of capitalized interest)	$8,764	$4,644

Fixed charges:
Interest[2]	$302	$395
Capitalized interest	136	46
Estimated interest component of rental expense	19	20
Total	$457	$461

Ratio of earnings before taxes and fixed charges, to fixed charges	19x	10x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.